

Mail Stop 3030

January 30, 2009

VIA U.S. MAIL and FACSIMILE: (949) 483-9910

Ms. Jean Hu
Chief Financial Officer and Senior Vice President, Business Development
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, CA 92660

> **RE:** **Conexant Systems, Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended October 3, 2008**
> **Filed on November 26, 2008 and December 17, 2008**
> **File No. 000-24923**

Dear Ms. Hu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended October 3, 2008

1.   When you file an amendment, please include the complete text of the item as amended. See Exchange Act Rule 12b-15. We note, for example, that you amended Items 8 and 15 of your Form 10-K but did not include all the information required to be disclosed pursuant to those items.

2.   We note that you did not file the exhibits required by Item 601(b)(31) and (32) of Regulation S-K. Please amend your filing to include those exhibits.   Please also ensure that the text of the exhibit required by Item 601(b)(31) conforms exactly to the text of that item.

3.   Please tell us on what authority you relied to date the signatures on your amended filing as November 25, 2008 rather than the date on which you filed the amendment.

Form 10-K for the Fiscal Year Ended October 3, 2008
Item 3. Legal Proceedings, page 22

4.   In your future filings, as applicable, please describe the factual basis alleged to underlie any material legal proceeding, such as the class action suit described on page 22.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

5.   We note the disclosures throughout your filing that you recorded $120.8 million in asset impairment charges resulting from "current challenges in the competitive DSL market." We also note the declining revenues from your broadband access business unit. In your future filings, as applicable, please provide investors with a better understanding of the trends and uncertainties known to you that materially impact your business and results of operation. For example, in future filings, identify the "current challenges" in the DSL market and describe in reasonable detail how those challenges have impacted, and how any known trends are expected to impact, your business and the markets you serve. Also discuss the actions that you have undertaken and expect to undertake to combat those challenges.

Item 8. Financial Statements and Supplementary Data
Note 1, Basis of Presentation and Significant Accounting Policies
Interest Rate Swaps, page 53

6.   We note that you have entered into interest rate swap agreements with Bear
        Stearns Capital Markets, Inc. Please tell us whether your swap agreements with
        Bear Stearns Capital Markets, Inc. remain with this counterparty or whether these
        obligations have been assigned to another counterparty following recent sale of
        Bear Stearns. Also tell us whether the assignment resulted in any material
        modification of the contract terms with the eventual counterparty.

Note 4, Supplemental Balance Sheet Data, page 60

7.   In future filings please expand to identify your reporting units and to disclose how
        you determined those units.

8.   You attribute the substantial impairments recorded in 2008 for goodwill, property,
        plant and equipment and amortizing intangible assets associated with the BBA
        business unit to "current challenges in the competitive DSL market." In future
        filings please provide a substantive discussion of the business and operational
        facts and circumstances leading to the recorded impairment charges. Refer to
        paragraph 47 of SFAS 142 and paragraph 26 of SFAS 144. Please show us how
        you intend to apply this comment.

9.   As a related matter, in future filings disclose how you actually determined fair
        value of property and equipment and intangible assets specific to the recorded
        impairment charges. While we see your general policy statements as described in
        Note 1, you should also make disclosure specific to the actual impairments
        pursuant to paragraph 26 of SFAS 144. If you applied more than one model,
        please clarify how you applied, evaluated and weighted the models. Please show
        us how you intend to apply this comment.

10. You also disclose that the fair values of reporting units are determined based on a combination of discounted cash flow and revenue multiple models. In future filings please expand Critical Accounting Policies to provide sufficient information to enable a reader to understand the following:
   - How you apply the identified methods,
   - How the methodologies used for impairment modeling differ,
   - The assumed benefits of a valuation prepared under each method,
   - Why you selected each method, and
   - How you weighted the methods in your impairment evaluation.

   Please show us how you intend to apply this comment.

11. We see your decreasing sales and substantial losses. Explain to us and in future filings disclose in MD&A why you believe the remaining carrying amounts of goodwill and intangible assets are recoverable. Please provide reasonably specific disclosure about the accounting, cash flow, business and operational factors that form the bases for your belief. In that regard, your earnings release for the first quarter of 2009 reveals a significant deterioration of sales for that quarter and your expectations that sales will also decline significantly in the second quarter of 2009. Accordingly, please also tell us whether you performed impairment evaluations on an interim basis pursuant to paragraph 28 of SFAS 142 and paragraph 8 of SFAS 144. If you did not, tell us why you believe you have complied with the cited guidance.

Item 9A. Controls and Procedures, page 94

12. Under Changes in Internal Control Over Financial Reporting, in future filings please disclose any change in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to the language set forth in Item 308(c) of Regulation S-K.

Item 11. Executive Compensation, page 94

13.   We refer to the disclosure under the caption "Short-Term Incentive
        Compensation" beginning on page 11 of the proxy statement that you have
        incorporated by reference into your Form 10-K. It appears that the amounts paid
        to your named executive officers as bonuses under your 2008 Peak Performance
        Plan should have been disclosed under the caption "Non-Equity Incentive Plan
        Compensation" in your Summary Compensation Table pursuant to
        Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and
        maximum amounts related to those awards should have been disclosed in your
        "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of
        Regulation S-K. Please provide such disclosure in your future filings, to the
        extent then applicable, or provide us with your analysis as to why such
        information should not have been included in the referenced tables in accordance
        with the referenced Item requirements. In addition, please tell us where in the
        Summary Compensation Table the referenced bonuses are currently reflected.

Item 13. Certain Relationships and Related Transactions . . ., page 96

14.   In your future filings, please ensure that you have disclosed all transactions
        required by Item 404(a) of Regulation S-K. We note, for example, that page 36 of
        your proxy statement does not include all the transactions mentioned on page 81
        of your annual report on Form 10-K that would appear to require disclosure
        pursuant to Item 404(a).

15.   In your future filings, please provide additional disclosure regarding your policies
        and procedures for the review and approval of related party transactions. For
        example, disclose the types of transactions covered by such policies and
        procedures, the standards to be applied and whether those standards are in writing.
        Refer to Item 404(b) of Regulation S-K.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant